1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes               No     X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 9, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL NOTICE OF THE 2007
ANNUAL GENERAL MEETING

Reference is made to the Notice of the 2007 Annual General Meeting dated March 25, 2008 ("AGM Notice") which sets out the resolutions to be considered by shareholders at the Annual General Meeting ("AGM") to be held at 9:00 a.m. on Friday, May 9, 2008 at the Conference Room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China ("PRC").

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM, which will be held as originally scheduled, will consider and, if thought fit, the passing of the following by way of special resolution in addition to the resolutions set out in the AGM Notice. The proposed special resolution was submitted to the Company by Aluminum Corporation of China, the controlling shareholder of the Company holding directly approximately 38.56% of the issued shares of the Company, pursuant to Article 67 of the Articles of Association ("Articles") of the Company and in compliance with applicable laws.

SPECIAL RESOLUTION

13.	To consider and approve the following resolution by way of special resolution:

THAT, subject to the necessary approval of the relevant PRC authorities, Articles 13 and 39 of the Articles be amended as follows:

Article 13

By inserting the words "production, sales, loading, unloading and transportation of autoclaved fly ash brick" in relation to the scope of business of the Company such that the amended Article 13 will read:

"The business scope of the Company will be as approved by the companies registration authorities.

The business scope of the Company include: exploration and mining of bauxite and limestone mine; production and sale of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; operation of office automation and instruments; relevant technological development and technical service."

Article 39

By inserting the words "or after being imprinted with the seal", "(including the share seal)", "to imprint the Company seal" and deleting the words "the Company's share seal" such that the amended Article 39 will read:

"Share certificates shall be signed by the legal representative. In case other members of the senior management are also required to sign by the stock exchange on which the Company's shares are listed, such other members of the senior management shall also sign. The share certificates shall become valid after applying the Company's seal (including the share seal of the Company) or after being imprinted with the seal. Authorisation from the board of directors should be obtained to affix the Company seal (including the share seal) or to imprint the Company seal on the share certificates. The signature of the Chairman or other member of the senior management may also be in imprinted form."

By Order of the Board of Directors Xiao Yaqing Chairman

Beijing, PRC April 9, 2008 Notes:

(1)	A revised proxy form is enclosed with this notice. The form of proxy despached together with the 2007 Annual Report of the Company is superseded by this revised form of proxy.

(2)

Please refer to the AGM Notice for details in respect of the other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy, registration procedures, closure of register of members, procedures for demanding a poll to vote on the resolutions and other relevant matters.

As at the date of this notice, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary